AB 5/1

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06008532

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8-53629

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2005** (MM/DD/YY) AND ENDING **12/31/2005** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BANKERSBANC CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2410 Paces Ferry Road

600 Paces Summit

(No. and Street)

Atlanta	**Georgia**	**30339-4098**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brad Jones **(770) 805-2000**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore, LLP

(Name – *if individual, state last, first, middle name*)

235 Peachtree Street, NE Suite 1800	**Atlanta**	**Georgia**	**30303**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(3)(2).*

6/28/06

SEC 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, *Frank Brown*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **BankersBanc Capital Corporation**, as of **December 31**, 20**05**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELISSA CALLAWAY
MY COMMISSION EXPIRES
NOTARY
PUBLIC
MARCH 7, 2010
COBB COUNTY, GEORGIA

Signature

President
Title

Notary Public

This report** contains (Check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) State of Income (Loss).
- ☐ (d) State of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BANKERSBANC CAPITAL CORPORATION
(a wholly owned subsidiary of Community Financial Services, Inc.)

Supplemental Schedule

Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission

December 31, 2005

Computation of Net Capital:	
Stockholder's equity	$ 1,099,478
Non allowable assets	(26,180)
Haircuts on securities positions	(9,875)
Net capital	1,063,423
Minimum net capital	24,652
Net capital in excess of requirement	$ 1,038,771
Computation of aggregate indebtedness:	
Aggregate indebtedness	$ 369,791
Ratio of aggregate indebtedness to net capital	.35 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5:

There is no difference between net capital reported above and net capital as reported in Part II (unaudited) of the Company's amended FOCUS report.